SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 000-29184

(Check One):

☐ Form 10-K and Form 10-KSB          ☐ Form 20-F          ☐ Form 11-K

☒ Form 10-Q and Form 10-QSB         ☐ Form N-SAR

For Period Ended June 30, 2001

☐ Transition Report on Form 10-K and 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________________

PART I -- REGISTRANT INFORMATION

Full name of the Registrant: Egghead.com, Inc.
Former name if applicable: Onsale, Inc.
Address of principal executive office: 1350 Willow Road, Menlo Park, California    94025

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K,
10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On August 15, 2001, Egghead.com, Inc. ("Registrant") intens to file a voluntary petition for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. Registrant plans to manage its assets as a debtor-in-possession and intends to proceed with a structured sale of its assets. On August 15, 2001, Registrant announced that it had entered into an agreement with Fry's Electronics to acquire assets of Registrant, subject to Bankruptcy Court approval, as part of a sale of all of its assets.

In order for Registrant's independent auditors to review the financial statements contained in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (the "Form 10-Q"), Registrant must provide valuation information regarding its assets, in order to measure the impairment of goodwill triggered by its insolvency. Registrant is unable without unreasonable effort and expense to provide such a valuation of all of its assets, which maked it impossible for Registrant to file the Form 10-Q by the August 14, 2001 deadline.

On August 15, 2001, Registrant intends to submit a "no-action" letter request, requesting that the Staff of the Securities and Exchange Commission indicate that it would not recommend enforcement action if Registrant followed certain modified reporting procedures in lieu of filing regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. If the no-action letter request is granted, Registrant will not file the Form 10-Q. If the request is not granted, Registrant will endeavor to file the Form 10-Q within a reasonable period of time, taking into account Registrant's limited financial and human resources. Registrant expects that the filing of the Form 10-Q will not be possible without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Mark C. Shepherd (Name)	(650) 470-2499 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Attachment A.

Egghead.com, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001	By: /s/ Mark C. Shepherd Mark C. Shepherd Executive Vice President and Chief Financial Officer

Attachment A

Results of Operations

Registrant's revenue decreased $69.1 million, or 53.3%, for the quarter ended June 30, 2001 compared with the quarter ended June 30, 2000, and decreased by $135.9 million, or 48.2%, for the six months ended June 30, 2001 compared to the six months ended June 30, 2000. These declines were attributable to a general downturn in the U.S. economy, significantly weakened demand for technology products (particularly computers), and Registrant's cash constraints, which limited our ability to obtain products for sale.

Gross profit as a percentage of total revenue for the quarter ended June 30, 2001 was 11.0%, compared with 6.8% in the prior year period, and was 11.0% for the six months ended June 30, 2001, compared to 6.3% for the six-month period in the prior year. These increases in gross margin resulted from higher prices on new, excess and close-out merchandise sold in fixed price formats, and limited the quantities of auction merchandise available for bid at any one time.

Operating expenses constituted 22.6% of revenue for the quarter ended June 30, 2001, compared with 20.8% of revenue for the quarter ended June 30, 2000, while declining by approximately $13.2 million in absolute amounts. Operating expenses constituted 21.7% of revenue for the six months ended June 30, 2001 and 21.9% of revenue for the six months ended June 30, 2000, while declining by $27.8 million in absolute amounts. The declines in operating expenses reflect Registrant's widespread cost cutting efforts, including reductions in force from 593 employees at December 31, 2000 to 598 employees at March 31, 2001 and 337 employees at June 30 2001. Severance and related costs in the quarter ended June 30, 2001 were $944,000.

Loss from operations for the quarter ended June 30, 2001 was $7.0 million, compared to a loss from operations of $18.2 million for the quarter ended June 30, 2000. Net loss for the quarter ended June 30, 2001 was $4.7 million, compared to a loss of $17.6 million in the comparable quarter in 2000. Net loss in the quarter ended June 30, 2001 included a one-time gain of approximately $2.3 million related to our agreement to sell our equity interest in Onsale Japan K.K. in exchange for forgiveness of all principal and interest of a promissory note payable by Registrant.

Cash Flow

Cash and cash equivalents for the period ended June 30, 2001 were $4.6 million compared to $32.6 million at the fiscal year end of December 31, 2000. Approximately $1.2 million of our cash balances on those dates was restricted cash, which primarily served as collateral for our leases on our office and warehouse in Vancouver, Washington. Subsequent to June 30, 2001 restricted cash has been reduced to approximately $750,000.

Subsequent Events

Since June 30, 2001 Registrant has experienced a rapid and unexpected decline in revenues related to further reduced demand for its products. Registrant believes this reduced demand is related to continued weakness in the U.S. economy. In addition, Registrant believes that its reduced revenues reflect Registrant's lack of cash resources with which to secure products for resale. This reduction in revenue has severely hampered Registrant's cash flow. Registrant's efforts to locate financing were not successful. Registrant's efforts to merge with another Registrant have not been successful. Registrant agreed to sell a substantial portion of its assets to Fry's Electronics under an arrangement to be approved by the bankruptcy court. Registrant will file a voluntary petition for protection under the federal bankruptcy laws and sell its assets and wind up its affairs under those laws.

Registrant's auditors have informed it that as a result of its insolvency and bankruptcy petition it will be necessary for Registrant to conduct a valuation of its assets in order to determine an appropriate charge to reflect impairment of goodwill. Registrant is unable to conduct such a valuation of its assets without unreasonable effort and expense. Registrant has provided in this filing a discussion of its financial condition and results of operations for the quarter ended June 30, 2001 without giving effect to any such impairment charge.

Egghead.com, Inc.
Consolidated Balance Sheets
(In thousands, except per share data)
(unaudited)

	June 30,	December 31,
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents*	$ 3,512	$ 31,466
Short-term investments	1,150	1,166
Accounts receivable, net of allowances of $1,639 and $1,953	11,964	15,490
Merchandise inventory	2,875	6,123
Prepaid expenses and other current assets	1,589	3,658
Total current assets	21,090	57,903

Property and equipment, net	13,517	13,294
Other assets	706	772
Total assets	$ 35,313	$ 71,969

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 15,162	$ 26,330
Accrued expenses	14,044	21,292
Deferred revenue	-	3,108
Total current liabilities	29,206	50,730

Long-term liabilities	-	2,348

Stockholders' equity:
Convertible preferred stock, $0.001 par value; 2,000,000
shares authorized: no shares issued and outstanding	-	-
Common stock, $0.001 par value; 98,000,000 shares
authorized; 42,932,669 and 42,857,483 shares issued
and outstanding, respectively	43	42
Additional paid-in capital	349,685	349,625
Accumulated deficit	(343,621)	(330,776)
Total stockholders' equity	6,107	18,891
Total liabilities and stockholders' equity	$ 35,313	$ 71,969
_____________________________ * Includes restricted cash of approximately $1.2 million as of June 30, 2001 and December 31, 2000

Egghead.com, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)
(unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
Revenue:
Online	$ 58,957	$ 125,688	$ 141,568	$ 273,063
Commission and other revenue	1,650	4,062	4,340	8,736
Total revenue	60,607	129,750	145,908	281,799

Cost of online revenue	53,927	120,980	129,804	264,183

Gross profit:
Online	5,030	4,708	11,764	8,880
Commission and other revenue	1,650	4,062	4,340	8,736
Total gross profit	6,680	8,770	16,104	17,616

Operating expenses:
Sales and marketing	7,383	18,688	18,984	40,595
General and administrative	4,212	4,588	8,133	11,290
Engineering	2,120	3,688	4,595	7,594
Merger costs	-	-	-	2,488
Total operating expenses	13,715	26,964	31,712	61,967
Loss from operations	(7,035)	(18,194)	(15,608)	(44,351)
Equity in net loss of joint venture	-	(371)	-	(571)
Interest and other income, net	2,306	904	2,758	2.202
Net loss	$ (4,729)	$ (17,661)	$ (12,850)	$ (42,720)

Net loss per share:
Basic and diluted	$ (0.11)	$ (0.44)	$ (0.30)	$ (1.13)

Weighted average common shares:
Basic and diluted	42,933	40,237	42,915	37,886

Egghead.com, Inc.
Consolidated Statements of Cash Flows
(In thousands)
(unaudited)

	Six Months Ended
	June 30,
	2001	2000
Cash flows from operating activities:
Net loss	$ (12,850)	$ (42,720)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in net loss of joint venture	-	571
Interest on long-term liabilities	11	14
Gain on sale of interest in Onsale Japan	(2,223)	-
Foreign currency transaction gains	(136)	-
Depreciation and amortization	2,402	2,080
Changes in assets and liabilities:
Accounts receivable, net	3,526	(1,682)
Merchandise inventory	3,248	2,783
Prepaid expenses and other assets	2,135	(68)
Accounts payable	(11,168)	(18,740)
Accrued expenses	(7,248)	(5,106)
Deferred revenue	(3,108)	(3,198)
Reserves and liabilities related to restructuring	-	(157)
Net cash used in operating activities	(25,411)	(66,223)

Cash flows from investing activities:
Purchase of short-term available for sale investments	-	(2,726)
Proceeds from sales of short-term available-for-sale investments	16	12,416
Purchase of property and equipment	(2,625)	(2,386)
Net cash provided by (used in) investing activities	(2,609)	7,304

Cash flows from financing activities:
Proceeds from issuance of common stock	66	23,571
Net cash provided by financing activities	66	23,571

Net decrease in cash and cash equivalents	(27,954)	(35,348)
Cash and cash equivalents at beginning of period	31,466	68,223
Cash and cash equivalents at end of period	$ 3,512	$ 32,875